SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated November 13, 2006

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒                       Form 40-F  ☐

Enclosures:

1.               Nokia Stock Exchange Release dated November 13, 2006: European Commission approves the formation of Nokia Siemens Networks press release

November 13, 2006

European Commission approves the formation of Nokia Siemens Networks

Unconditional clearance given

Espoo, Finland and Munich, Germany — The European Commission today announced that it has approved the planned transaction to merge the Networks Business Group of Nokia and the carrier-related operations of Siemens into a new company, to be called Nokia Siemens Networks. According to the Commission’s assessment, the transaction would not restrict effective competition in the relevant markets of mobile and fixed telecom networks and services.

CEO designate of Nokia Siemens Networks, Simon Beresford-Wylie, welcomed the decision, saying it was an important step towards full regulatory approval and good news for customers. “We believe this decision by the European Commission is a key milestone in obtaining all the relevant approvals for the transaction. While there are notifications still pending in some countries, based on this decision we are optimistic that the merger can be closed within the timetable anticipated by both parties.”

Beresford-Wylie also reiterated the benefits and strengths of the new company, saying: “Nokia Siemens Networks will have the scale and broad product portfolio necessary to compete globally and create value for shareholders. We will be well-positioned to help our customers meet the challenges of lowering costs, growing revenue, and seizing the opportunities presented by converging technology.”

On June 19, 2006, Nokia and Siemens announced plans to combine Nokia’s Networks business group and Siemens’ carrier-related operations for fixed and mobile networks to form a new company called Nokia Siemens Networks. The new company, with 2005 calendar year pro forma revenues of EUR 15.8 billion, is uniquely positioned to deliver compelling customer benefits with a comprehensive portfolio of products and solutions for the converging telecommunications market. Nokia and Siemens continue to expect that the operations of the new company will start in January 2007.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

About Siemens

Siemens (Berlin and Munich) is a global powerhouse in electrical engineering and electronics. The company has around 475 000 employees working to develop and manufacture products, design and install complex systems and projects, and tailor a wide range of services for individual requirements. Siemens provides innovative technologies and comprehensive know-how to benefit customers in 190 countries. Founded more than 155 years ago, the company focuses on the areas of Information and Communications, Automation and Control, Power, Transportation, Medical, and Lighting. In fiscal 2006 (ended September 30), Siemens had sales from continuing operations of EUR 87 billion and net income of EUR 3.1 billion. Further information is available on the Internet at: www.siemens.com.

Forward Looking Statements

This announcement includes “forward-looking statements” and information which are not historical facts.  These statements are based on the current expectations of the management of Nokia and Siemens and are naturally subject to uncertainty and changes in circumstances. The  forward-looking statements contained herein include statements about the expected timing and scope of the merger of Nokia’s and Siemens’ communications service provider businesses, anticipated growth potential and earnings enhancements, estimated profitability levels, sources, timing and amount of estimated cost synergies, leadership and market position, future product portfolio, geographic coverage and customer base, future investments in technologies and services and all other statements in this announcement other than historical facts. Forward-looking statements include, without limitation, statements typically containing words such as “believe”, “expect”, “anticipate”, “foresee”, “target”, “estimate”, “designed”, “plans”, “will” or words of similar meaning.  By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. These factors include, but are not  limited to, the satisfaction of the conditions to the merger and closing of the transaction, and Nokia’s and Siemens’ ability to successfully integrate the operations and employees of their respective communications service provider businesses, as well as additional factors relating to, for example, developments in the mobile communications industry, changes in technology and the ability to develop or otherwise acquire complex technologies as required by the market with full rights needed to use, timely and successful commercialization of new advanced products and solutions, intensity of competition and various other factors. More detailed information about certain of these factors is contained in Nokia’s and Siemens’ filings with the SEC, which are available on their respective websites, www.nokia.com and www.siemens.com, and on the SEC’s website, www.sec.gov. Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Neither Nokia nor Siemens undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required. In addition to “forward-looking statements”, this announcement also includes certain terms like “joint venture”, “partnership” or words of a similar nature describing the new company, or the new companies, resulting from the merger, which words are used in this announcement in their generic sense and the common language meaning and do not imply, or intend to imply, any specific legal, tax, accounting or other regulatory or officially standardized definition or meaning.

Media Enquiries:

Nokia

Communications

Arja Suominen

Tel. +358 7180 34900

E-mail: press.office@nokia.com

Siemens Corporate Communications

Peik von Bestenbostel

Tel. +49 89 636 36320

E-mail: peik.bestenbostel@siemens.com

Designated Nokia Siemens Networks Corporate Communications

Barry French

Tel. +358 7180 38198

E-mail: press.office@nokia.com

www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 13, 2006	Nokia Corporation

By:	/s/ Kaarina Ståhlberg
	Name:	Kaarina Ståhlberg
	Title:	Assistant General Counsel